                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               INSWEB CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   45809K 10 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                          CATHERINE L. VALENTINE, ESQ.
                                   INTUIT INC.
                         INTUIT INSURANCE SERVICES INC.
                                  P.O. BOX 7850
                               2550 GARCIA AVENUE
                          MOUNTAIN VIEW, CA 94039-7850
                                 (650) 944-6656

--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 24, 2001
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                     Rule 13d-1(b)

                 [X] Rule 13d-1(c)

                     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------------------               -----           --------------------------
CUSIP NO. 45809K 10 3                 13G              Page 2 of 7 Pages
----------------------               -----           --------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INTUIT INC. - 77-0034661

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY
--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
------------------------ ------- ----------------------------------------------
        NUMBER             5     SOLE VOTING POWER
          OF
        SHARES                           -0-
     BENEFICIALLY        ------- ----------------------------------------------
       OWNED BY
       REPORTING           6     SHARED VOTING POWER
        PERSON                           7,019,389 (1)
         WITH            ------- ----------------------------------------------

                           7     SOLE DISPOSITIVE POWER
                                         -0-
                         ------- ----------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         7,019,389 (1)
------------------------ ------- ----------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                7,019,389 (1)
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                16.6%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
--------- ---------------------------------------------------------------------

(1) Shared only by virtue of the fact that Intuit Insurance Services, Inc., the record holder of the shares, is a wholly-owned subsidiary of Intuit Inc. Intuit Inc. disclaims beneficial ownership of the shares under Rule 13d-3.

----------------------               -----           --------------------------
CUSIP NO. 45809K 10 3                 13G              Page 3 of 7 Pages
----------------------               -----           --------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INTUIT INSURANCE SERVICES, INC. - 54 - 1760300

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY
--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  VIRGINIA
------------------------ ------- ----------------------------------------------
        NUMBER             5     SOLE VOTING POWER
          OF
        SHARES                           -0-
     BENEFICIALLY        ------- ----------------------------------------------
       OWNED BY
       REPORTING           6     SHARED VOTING POWER
        PERSON                           7,019,389 (2)
         WITH            ------- ----------------------------------------------

                           7     SOLE DISPOSITIVE POWER
                                         -0-
                         ------- ----------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         7,019,389 (2)
------------------------ ------- ----------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                7,019,389 (2)
--------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                16.6%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
--------- ---------------------------------------------------------------------

(2) Shared only by virtue of the fact that Intuit Insurance Services, Inc., the record holder of the shares, is a wholly owned subsidiary of Intuit Inc.

ITEM 1(a).     NAME OF ISSUER:
               InsWeb Corporation, a Delaware corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               11290 Pyrites Way, Suite 200
               Gold River, CA 95670-4481

ITEM 2(a).     NAME OF PERSON FILING:
               (i)    Intuit Inc.
               (ii)   Intuit Insurance Services, Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               (i)    2535 Garcia Avenue
                      Mountain View, California  94043

               (ii)   2535 Garcia Avenue
                      Mountain View, California 94043

ITEM 2(c).     PLACE OF ORGANIZATION OR CITIZENSHIP:
               (i)    Delaware
               (ii)   Virginia

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $.001 per share

ITEM 2(e).     CUSIP NUMBER:
               45809K 10 3 (InsWeb)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) Broker or dealer registered under Section 15 of the Exchange Act;

              (b)           Bank as defined in Section 3(a)(6) of the Exchange
                            Act;

              (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;

              (d) Investment company registered under Section 8 of the Investment Company Act;

              (e)           Investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

              (f) An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);

              (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


                                                             (Page 4 of 7 Pages)

              (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)           Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.       OWNERSHIP:

              (a)    Amount beneficially owned:
                     7,019,389

              (b)    Percent of class:
                     16.6%

              (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:
                     -0-

              (ii) Shared power to vote or to direct the vote: 7,019,389 - shared only by virtue of the fact that Intuit Insurance Services, Inc., the record holder of the shares, is a wholly owned subsidiary of Intuit Inc. Intuit Inc. disclaims any beneficial ownership of the shares under Rule 13d-3.

              (iii)  Sole power to dispose of or to direct the disposition of:
                     -0-

              (iv)   Shared power to dispose of or to direct the disposition of:
                     7,019,389 - shared only by virtue of the fact that Intuit Insurance Services, Inc., the record holder of the shares, is a wholly owned subsidiary of Intuit Inc. Intuit Inc. disclaims any beneficial ownership of the shares under Rule 13d-3.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ?

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable


                                                             (Page 5 of 7 Pages)

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              This Schedule 13G is being filed by Intuit Insurance Services, Inc. and Intuit Inc. Intuit Insurance Services, Inc., the record holder of the shares, is a wholly-owned subsidiary of Intuit Inc. Intuit Inc. disclaims beneficial ownership of the shares under Rule 13d-3.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              This Schedule 13G is being filed by Intuit Insurance Services, Inc. and Intuit Inc. Intuit Insurance Services, Inc., the record holder of the shares, is a wholly-owned subsidiary of Intuit Inc. Intuit Inc. disclaims beneficial ownership of the shares under Rule 13d-3.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable

ITEM 10.      CERTIFICATION:


              By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2001

                                        Intuit Inc.


                                        /s/ Greg J. Santora
                                        ----------------------------------
                                        Greg J. Santora,
                                        Senior Vice President and
                                        Chief Financial Officer

                                        Intuit Insurance Services, Inc.


                                        /s/ Steven P. Aldrich
                                        ----------------------------------
                                        Steven P. Aldrich,
                                        President and Chief Executive Officer



                                                             (Page 6 of 7 Pages)

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of the undersigned.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 5, 2001.

                                        Intuit Inc.


                                        /s/ Greg J. Santora
                                        ----------------------------------
                                        Greg J. Santora,
                                        Senior Vice President and
                                        Chief Financial Officer


                                        Intuit Insurance Services, Inc.


                                        /s/ Steven P. Aldrich
                                        ----------------------------------
                                        Steven P. Aldrich,
                                        President and Chief Executive Officer




                                                             (Page 7 of 7 Pages)